                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                   _________________________________________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                         BioSource International, Inc.

                               __________________
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                          ___________________________
                         (Title of Class of Securities)

                                   09066H104
                                   ---------

                                 (CUSIP Number)

                              Genstar Capital LLC

                       555 California Street, Suite 4850
                        San Francisco, California 94104
                                 (415) 834-2350
                 ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                January 10, 2000

          __________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Genstar Capital LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Genstar Capital Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stargen II LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jean-Pierre L. Conte
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard F. Hoskins
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 09066H104                                        PAGE 7 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard D. Paterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         --------------------

          This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of BioSource International, Inc., a Delaware corporation ("BioSource" or the "Company"). The Company's principal executive offices are located at 820 Flynn Road, Camarillo, California 93012.

Item 2.  Identity and Background.
         ------------------------

          (a)-(c), (f). This statement is being filed by (1) Genstar Capital LLC, a Delaware limited liability company ("Genstar Capital"), (2) Genstar Capital Partners II, L.P., a Delaware limited partnership ("Genstar Capital Partners"), (3) Stargen II LLC, a Delaware limited liability company ("Stargen"), (4) Jean-Pierre L. Conte ("Mr. Conte"), (5) Richard F. Hoskins ("Mr. Hoskins") and (6) Richard D. Paterson ("Mr. Paterson"). Genstar Capital, Genstar Capital Partners, Stargen, Mr. Conte, Mr. Hoskins and Mr. Paterson are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          Genstar Capital, Genstar Capital Partners and Stargen are each principally engaged in the business of investing in securities of the Company and other companies. Genstar Capital is the general partner of Genstar Capital Partners. The address of the principal business and office of each of Genstar Capital, Genstar Capital Partners and Stargen is 555 California Street, Suite 4850, San Francisco, California 94104.

          Mr. Conte, Mr. Hoskins and Mr. Paterson are the managers and managing directors of Genstar Capital and members of Stargen. Mr. Paterson is the Administrative Member of Stargen. Mr. Conte and Mr. Hoskins are each United States citizens, and Mr. Paterson is a Canadian citizen, and the present principal occupation or employment of each is as a manager and managing director of Genstar Capital. The business address of each of Mr. Conte, Mr. Hoskins and Mr. Paterson is 555 California Street, Suite 4850, San Francisco, California 94104.

          (d), (e). During the last five years, none of Genstar Capital, Genstar Capital Partners, Stargen, Mr. Conte, Mr. Hoskins or Mr. Paterson has
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          Pursuant to the terms of a Securities Purchase Agreement dated January 10, 2000 (the "Purchase Agreement") by and among BioSource, on the one hand, and Genstar Capital Partners and Stargen (the "Investors"), on the other hand, BioSource agreed to issue and sell, and

Genstar Capital Partners and Stargen agreed to purchase, 364,244 and 7,056 shares, respectively, of the Company's Series B Preferred Stock (the "Shares"), initially convertible into 1,456,976 and 28,224 shares, respectively, of Common Stock, or an effective price of $6.06 per share of Common Stock. Pursuant to the Purchase Agreement, BioSource also agreed to issue to Genstar Capital Partners and Stargen warrants (each, a "Warrant" and collectively, the "Warrants") to purchase 1,262,542 and 24,458 shares, respectively, of Common Stock at a per share exercise price of $7.77. In consideration for the Shares and Warrants, Genstar Capital Partners and Stargen will pay the Company $8,829,270 and $171,042, respectively.

          The source of funds for the acquisition of the Shares and Warrants by Genstar Capital Partners and Stargen will be capital contributions from their respective partners and members.

          The Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Item 4.  Purpose of Transaction.
         -----------------------

Purchase Agreement
------------------

          The Investors have agreed to purchase, and the Company has agreed to
sell, the Shares and Warrants pursuant to the Purchase Agreement.   The closing
of the sale of the Shares and Warrants is subject to customary closing conditions, including Genstar Capital Partners and Stargen receiving the required financing from their respective partners and members. It is anticipated that the closing will occur in February 2000 (the "Closing Date").

          The Shares will vote with the Common Stock on an as-converted basis. Initially, the Shares will represent an aggregate of 19.99% of the voting power of the Company.

          Pursuant to the Purchase Agreement, the Company has agreed that for a period of 90 days after the Closing Date, it will not enter into any contract to issue equity or equity-linked securities in a private transaction, other than pursuant to certain exceptions, including a merger, consolidation or acquisition of assets, or in connection with a strategic partnership, collaboration or joint venture or as consideration for the acquisition of a business, product or license, the issuance of securities in an underwritten public offering, the issuance of securities upon exercise or conversion of the Company's options, warrants or other convertible securities or the grant of additional stock options or additional securities under the Company's stock option, stock purchase or restricted stock plan for the benefit of the Company's employees, consultants or directors.

Investor Rights Agreement
-------------------------

          Pursuant to the Purchase Agreement, the Company, Genstar Capital Partners and Stargen have agreed to enter into an Investor Rights Agreement to be dated the Closing Date.

Pursuant to the Investor Rights Agreement, so long as the Investors own (i) not less than 750,000 shares of Common Stock, the Investors are entitled to designate two (2) persons reasonably acceptable to BioSource to serve on the Company's Board of Directors, and (ii) not less than 495,000 shares of Common Stock, the Investors are entitled to designate one (1) person reasonably acceptable to BioSource to serve on the Company's Board of Directors. On the Closing Date, BioSource will increase the size of its Board of Directors from five (5) to seven (7) members and will appoint two directors designated by the Investors to fill the vacancies created thereby. The Investors intend to designate Mr. Conte and Robert J. Weltman to serve as directors of the Company.

          Pursuant to the Investor Rights Agreement, for 30 days after receiving notice of the Company's proposed offering of any shares of, or securities convertible into or exercisable for any shares of, any class of capital stock of the Company ("Additional Securities"), the Investors will have the exclusive right to negotiate with the Company with respect to the purchase of such Additional Securities. If the Company and one or more of the Investors do not agree to enter into an agreement for the purchase and sale of the Additional Securities on or before the expiration of this 30-day period, then the Company is permitted to sell the Additional Securities to any other person for a period of 120 days following the expiration of the initial 30-day period.

          In addition to the negotiation rights described in the preceding paragraph, so long as the Investors hold not less than 50% of the aggregate Shares and Warrants they purchased pursuant to the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion or exercise thereof), BioSource must give the Investors 30 days' notice prior to offering any Additional Securities to any other person. For 15 days after receiving the Company's notice, the Investors have a right to purchase such Additional Securities at the price and on the terms contained in the Company's notice. If the Investors do not agree to purchase the Additional Securities within this 15-day period and/or fail to consummate the purchase within 60 days after agreeing to purchase the Additional Securities, then the Company is permitted to sell such Additional Securities to any other person on substantially the same terms as those set forth in the Company's notice to the Investors.

          Pursuant to the Investor Rights Agreement, the Company has granted the Investors the right to require the Company to register the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants, subject to certain exceptions. The Investor Rights Agreement provides that the Investors may initiate three registrations and also provides that the Investors will have piggyback registration rights and the right to request the Company to register the Investors' securities on Form S-3. The Company is obligated to pay all expenses incurred in connection with such registrations (other than brokers' fees, underwriting discounts and commissions and similar selling expenses applicable to the Investors' securities, which will be borne by the Investors). The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

          A copy of the Investor Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

Certificate of Designations
---------------------------

          The terms of the Shares are set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series B Preferred Stock of BioSource International, Inc. (the "Certificate of Designations"). The Shares will be entitled to receive dividends at a rate of 8% of the original issue price payable in additional Shares. Unless all dividends on the outstanding Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock (other than those that are payable in shares of Common Stock or other securities of the Company). Upon a liquidation, dissolution or winding-up of the Company, holders of the Shares are entitled to receive a liquidation preference equal to the original issue price, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. For purposes of the Certificate of Designations, a sale of all or substantially all of the assets of the Company or acquisition of the Company pursuant to a merger, consolidation, share exchange, reorganization or otherwise is treated as a liquidation, thereby entitling holders of the Shares to receive the liquidation preference.

          The Shares are convertible into shares of Common Stock initially at a rate of four shares of Common Stock for each Share. Initially, the effective conversion price per share of Common Stock will be $6.06. The conversion ratio is subject to anti-dilution adjustment under certain circumstances as set forth in the Certificate of Designations. Holders of the Shares have the right to require the Company to redeem the Shares at the original issue price plus all accrued and unpaid dividends on and after the fourth anniversary of the date of issuance of the Shares. If during a test period (as defined below), the Common Stock has an average market price (defined as the average closing price for 30 consecutive trading days) that is less than the effective conversion price per share of Common Stock, then the anniversary date upon the which the Shares are redeemable would be reduced by one year. The "test period" is the first six months of a calendar year or the last six months of a calendar year.

          So long as the Shares are outstanding, the Company may not take any of the following actions without the prior written consent of a the holders of greater than two-thirds of the outstanding Shares: (1) create a new class or series of stock that ranks senior to or on parity with the Shares as to dividend rights, redemption rights, conversion rights or liquidation preferences, (2) sell, convey or otherwise dispose of all of its assets, property or business or dissolve, liquidate or wind up the Company, (3) amend its certificate of incorporation or bylaws in any manner that adversely affects the preferences, privileges, restrictions or other rights of the holders of Shares, (4) increase or decrease the number of authorized shares of Series B Preferred Stock, (5) increase or decrease the number of authorized seats on the Company's Board of Directors, (6) declare, pay or set aside for payment any dividend or other distribution in respect of the Company's capital stock, (7) call for redemption, redeem, purchase or otherwise acquire for any consideration any of the Company's capital stock (other than certain repurchases from employees, directors, consultants or other persons performing services for the Company) or

Series B Preferred Stock or (8) merge or consolidate the Company (other than where the holders of voting securities of the Company immediately prior to such merger or consolidation beneficially own, directly or indirectly, a majority of the combined voting power of the surviving entity resulting from such merger or consolidation).

          A copy of the Certificate of Designations is attached hereto as
Exhibit 6 and is incorporated by reference herein.

Warrants
--------

          The Warrants represent the right to purchase shares of the Company's Common Stock at an exercise price of $7.77 per share. Payment of the exercise price may be made in cash, cancellation of indebtedness of the Company to the holder of the Warrant or through the exchange of Warrants for shares of Common Stock equal to the value of the amount equal to the value of the Warrants being exchanged. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.

          A copy of the Warrant to be issued to Genstar Capital Partners is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Warrant to be issued to Stargen is attached hereto as Exhibit 4 and is incorporated by reference herein.

          Concurrently with its approval of the Purchase Agreement and the transactions contemplated hereby, the Board of Directors of the Company amended the Company's stockholder rights plan to exempt Genstar Capital and its affiliates from the applicable provisions of the rights plan.

          The Reporting Persons intend to acquire the Shares and Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Warrants or convert all or a portion of the Shares and may acquire, retain or sell all or a portion of the Shares, Warrants and/or Common Stock issued upon conversion of the Shares or exercise of the Warrants in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

          Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

          (a), (b). As of the close of business on January 10, 2000, none of the Reporting Persons beneficially owned any Common Stock directly.

          Pursuant to the Purchase Agreement, the Investors have agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, an aggregate of 371,300 Shares which initially will be convertible into 1,485,200 shares of Common Stock, representing 19.99% of the 7,429,716 shares of Common Stock outstanding as of January 7, 2000. Also pursuant to the Purchase Agreement, the Investors have agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, Warrants to purchase an aggregate of 1,287,000 shares of Common Stock, representing 14.8% of the shares of Common Stock outstanding (assuming exercise of the Warrants). Assuming exercise of the Warrants and conversion of the Shares into Common Stock, the Shares and Warrants would represent, in the aggregate, 27.2% of the shares of Common Stock outstanding.

          Assuming consummation of the sale of Shares and Warrants pursuant to the Purchase Agreement, Genstar Capital Partners and Stargen will acquire the following Shares and Warrants:


Name of Investor      Number of Shares      Number of Shares of       Percentage of
----------------      ----------------      -------------------       -------------
                      of Preferred Stock    Common Stock Issuable     Outstanding Shares
                      -------------------   ---------------------     ------------------
                                            Upon Conversion of        (Assuming Conversion of
                                            ------------------        -----------------------
                                            Preferred Stock           the Preferred Stock
                                            ---------------           -------------------
---------------------------------------------------------------------------------------------
Genstar Capital          364,244               1,456,976                   19.61%
 Partners
---------------------------------------------------------------------------------------------
Stargen                    7,056                  28,224                    0.38%
---------------------------------------------------------------------------------------------


Name of Investor                 Number of Shares of Common           Percentage of Outstanding
----------------                 --------------------------           -------------------------
                                 Stock Issuable Upon Exercise of      Shares (Assuming Exercise
                                 -------------------------------      -------------------------
                                 Warrants                             of the Warrants)
                                 --------                             ----------------
-----------------------------------------------------------------------------------------------
Genstar Capital Partners                1,262,542                          14.5%
-----------------------------------------------------------------------------------------------
Stargen                                    24,458                           0.3%
-----------------------------------------------------------------------------------------------

          On and after the Closing Date, Genstar Capital Partners will have the sole power to dispose or direct the disposition of the Shares and Warrants which it would hold directly or the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. On and after the Closing Date, Genstar Capital Partners will have the power to vote or direct the vote of such Shares on an as-converted basis, but will not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants.

          Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares and Warrants that Genstar Capital Partners would hold on and after the Closing Date, and shares of Common Stock which Genstar Capital Partners would hold upon conversion of such Shares or exercise of such Warrants, and to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          On and after the Closing Date, Stargen will have the sole power to dispose or direct the disposition of the Shares and Warrants which it would hold directly and the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. On and after the Closing Date, Stargen will have the power to vote or direct the vote of such Shares on an as-converted basis, but will not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants.

          Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares and Warrants which the Investors would hold on and after the Closing Date, and shares of Common Stock which the Investors would own upon conversion of such Shares and exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in BioSource but do not affirm the existence of any such group.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

          (d).  Not applicable.

          (e).  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
       to Securities of the Issuer.
       ----------------------------

          Item 4 above summarizes certain provisions of the Purchase Agreement, the Investor Rights Agreement, the Warrants and the Certificate of Designations.

          A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Genstar Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Stargen Warrant is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the Certificate of Designations is attached hereto as Exhibit 6 and is incorporated by reference herein.

          Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of BioSource, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

                  Exhibit 1    Joint Filing Agreement.

                  Exhibit 2 Securities Purchase Agreement, dated January 10, 2000, among BioSource International, Inc., Genstar Capital Partners II, L.P. and Stargen II LLC.

                  Exhibit 3 Warrant to Purchase Common Stock of BioSource International, Inc., to be issued to Genstar Capital Partners II, L.P. on the Closing Date.

                  Exhibit 4 Warrant to Purchase Common Stock of BioSource International, Inc., to be issued to Stargen II LLC on the Closing Date.

                  Exhibit 5 Investor Rights Agreement, to be dated the Closing Date, among BioSource International, Inc., Genstar Capital Partners II, L.P. and Stargen II LLC.

                  Exhibit 6 Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock of BioSource International, Inc.

                  Exhibit 7    Power of Attorney.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2000

                              GENSTAR CAPITAL LLC


                              By: /s/ Jean-Pierre L. Conte
                                  ---------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Managing Member


                              GENSTAR CAPITAL PARTNERS II, L.P.

                              By:  Genstar Capital LLC, its general partner


                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Managing Member


                              STARGEN II LLC


                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Member


                              /s/ Jean-Pierre L. Conte
                              ------------------------------------
                              Jean-Pierre L. Conte


                              /s/ Jean-Pierre L. Conte
                              ------------------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard F. Hoskins


                              /s/ Jean-Pierre L. Conte
                              ------------------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard D. Paterson

                                 EXHIBIT INDEX
                                 -------------

          Exhibit 1    Joint Filing Agreement.

          Exhibit 2 Securities Purchase Agreement, dated January 10, 2000, among BioSource International, Inc., Genstar Capital Partners II, L.P. and Stargen II LLC.

          Exhibit 3 Warrant to Purchase Common Stock of BioSource International, Inc., to be issued to Genstar Capital Partners II, L.P. on the Closing Date.

          Exhibit 4 Warrant to Purchase Common Stock of BioSource International, Inc., to be issued to Stargen II LLC on the Closing Date.

          Exhibit 5 Investor Rights Agreement, to be dated the Closing Date, among BioSource International, Inc., Genstar Capital Partners II, L.P. and Stargen II LLC.

          Exhibit 6 Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock of BioSource International, Inc.

          Exhibit 7    Power of Attorney.